

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 23, 2007

Mr. Kevin L. Foxx
SemGroup Energy Partners, G.P., L.L.C.
Two Warren Place
6120 South Yale Avenue, Suite 700
Tulsa, Oklahoma 74136

>   **Re: SemGroup Energy Partners, L.P.
>   Amendment No. 2 to Registration Statement on Form S-1
>   Filed May 4, 2007
>   File No. 333-141196**

Dear Mr. Foxx:

   We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed May 4, 2007

General

1.   Ensure your compliance with prior comments 2 and 3 of our comment letter dated April 6, 2007.

Executive Compensation, page 98

2.   We note that in determining the salaries of each named officer, your general
        partner will consider the responsibilities of each officer and certain market data.
        We further note that initially the salaries of the officers will range from $450,000
        to $250,000. Please identify the market data and discuss in more detail the
        elements of the officers' responsibilities that have been taken into account in
        determining the officers' salaries at the initial levels. Identify specifically the
        similar positions, similar responsibilities and peer companies to be reviewed by the
        compensation committee. See Item 402(b)(2)(xiv) of Regulation S-K.

3.   Explain in better detail how the payment levels were set for termination payments.
        See Item 402(j)(3) of Regulation S-K.

Notes to Financial Statements, page F-12

4.   We understand from your response to comment 13 of our letter dated May 1, 2007,
        that there are no legal or contractual obligations associated with the retirement of
        the property, plant and equipment that you currently own. Please confirm to us
        that you are not obligated to remove, dispose or otherwise obligated for the costs
        of abandoning the underground pipelines constructed on the rights-of-way of third-
        party property owners and above-ground storage facilities upon their retirement or
        when they are determined obsolete, and explain to us why you do not have such
        obligation.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202)
551-3717 if you have questions regarding the accounting comments. Please contact

Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
        R. Milne
        A.N. Parker
        C. Moncada-Terry